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December 14, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010
Attn: Ms. Sonia Barros

Re:                             Rouse Properties, Inc.

Amendment No. 3 to Registration Statement on Form 10

Filed December 14, 2011

File No. 001-35287

Dear Ms. Barros:

On behalf of our client, Rouse Properties, Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Securities and Exchange Commission Amendment No. 3 (the “Amendment”) to the Registration Statement on Form 10 (the “Registration Statement”) of the Company (File No. 001-35287), together with certain exhibits thereto, including the Preliminary Information Statement filed as Exhibit 99.1 thereto (the “Information Statement”).

Set forth below in bold are each of the comments in the Staff’s letter of November 28, 2011.  Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, a cross-reference to the location in the Registration Statement of changes made in response to the Staff’s comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.  Capitalized terms used herein and otherwise not defined have such meanings as set forth in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition..., page 37

Quantitative and Qualitative Disclosure about Market Risk, page 54

1.              We note you intend to enter into an interest rate hedge agreement with respect to borrowings under the term loan that will effectively convert the term loan borrowings into fixed rate debt. To the extent that the relevant terms of the hedge agreement are known, please disclose such terms.

The Company respectfully advises the Staff that such terms are not currently known.  The Company confirms that in its future filings, to the extent that the relevant terms of the hedge agreement are known, the Company will disclose such terms.

Business, page 55

Operating Metrics, page 62

2.              We note your response to comment 7 of our letter dated November 14, 2011. Please revise your disclosure to provide the average effective annual gross rent for anchor tenants with spaces in excess of 10,000 square feet separately.

The Company respectfully advises the Staff that it does not view the average effective annual gross rent for anchor tenants with spaces in excess of 10,000 square feet to be material to its investors.  For the year ended December 31, 2010 and the nine months ended September 30, 2011, anchor tenants with spaces in excess of 10,000 square feet generated approximately 10% of the total average in-place gross rent, including minimum rents and tenant recoveries, for each period.  In addition, for the year ended December 31, 2010 and the nine months ended September 30, 2011, anchor tenants with spaces in excess of 10,000 square feet generated minimum rents of less than 7% of our gross revenues for each period.

In response to the Staff’s request, the Company has authorized the undersigned to acknowledge the following on the Company’s behalf:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would very much appreciate receiving the Staff’s comments, if any, with respect to the Amendment as promptly as practicable.  If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8165 or Heather Emmel at (212) 310-8849.

Sincerely,

/s/ Matthew D. Bloch

Matthew D. Bloch